HADLEY GAMBLE LLC dba MADLY HADLEY

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2022 and 2021

(Unaudited)

HADLEY GAMBLE LLC dba MADLY HADLEY
Balance Sheets

	As of December 31,	
	2022	2021
ASSETS		
Current Assets		
Cash and cash Equivalents	$ 112,662.07	$ 62,292.94
Accounts Receivable	5,925.73	1,936.70
Inventory	14,339.44	29,602.00
Total Current Assets	132,927.24	93,831.64
TOTAL ASSETS	132,927.24	93,831.64
LIABILITIES AND EQUITY		
Current Liabilities		
Credit Cards	12,032.26	1,784.46
Total Current Liabilities	12,032.26	1,784.46
Long-Term Liabilities		
Loan from J Coleman	11,501.16	10,850.16
SBA Loan	112,947.29	
Total Long-Term Liabilities	124,448.45	10,850.16
TOTAL LIABILITIES	136,480.71	12,634.62
EQUITY		
Capital		
B Taylor	19,760.32	20,000.00
J Hadley	86,611.63	88,169.51
M Hadley	-26,415.53	-14,988.74
Total Capital	79,956.42	93,180.77
Net Income	-83,509.89	-11,983.75
TOTAL EQUITY	- 3,553.47	81,197.02
TOTAL LIABILITIES AND EQUITY	132,927.24	93,831.64

HADLEY GAMBLE LLC dba MADLY HADLEY
Statement of Operations

		2022		2021
Operating Income				
Sales		63,924.69		31,175.32
Cost of Goods Sold		37,464.49		20,352.80
Gross Profit	$	**26,460.20**	$	**10,822.52**
Operating Expenses				
Advertising & Marketing		15,548.05		1,280.91
Amazon Fees		19,060.98		9,905.51
Bank Charges & Fees		64.86		35.17
Car & Truck		389.17		286.18
Contractors		317.85		
Design		1,944.19		
Guaranteed Payments - M Hadley		15,000.00		
Insurance		1,442.88		400.52
Interest Paid		2,606.85		
Meals & Entertainment		1,063.78		330.64
Office Supplies & Software		4,372.99		1,155.75
Outside Services		1,093.26		491.47
Parking & Tolls				15.00
Research Expenses		4,167.41		2,972.82
SBA Loan Fees		2,709.25		
Shipping		5,014.69		1,090.02
State Taxes				2,614.13
Taxes & Licenses		503.00		554.34
Telephone		832.65		793.74
Trade Shows		21,758.82		95.00
Travel		1,386.02		
UNFI Fees		4,749.57		
Website Expenses		763.82		170.91
Total Operating Expenses		**104,790.09**		**22,192.11**
Net Operating Income	-	**78,329.89**	-	**11,369.59**
Other Income				
Foxtrot Reward		5,000.00		
Total Other Income		**5,000.00**		**0.00**
Other Expenses				
Accrued Interest				614.16
Inventory Adjustments - Co-Manufacturer		9,850.00		
Inventory Lost In Transit		330.00		
Total Other Expenses		**10,180.00**		**614.16**
Net Other Income	-	**5,180.00**	-	**614.16**
Net Income	-	**83,509.89**	-	**11,983.75**

HADLEY GAMBLE LLC dba MADLY HADLEY
Consolidated Statement of Equity

	M Hadley	J Hadley	B Taylor	TOTAL
BEGINNING BALANCE, JUNE 20, 2018 (INCEPTION)	$ -	$ -	$ -	$ -
Contributions	21,105.01	90,000.00	20,000.00	131,105.01
Current Account	(47,520.54)	(3,388.37)	(239.68)	(51,148.59)
ENDING BALANCE, DECEMBER 31, 2022	(26,415.53)	86,611.63	19,760.32	79,956.42

HADLEY GAMBLE LLC dba MADLY HADLEY
Statement of Cash Flows

	2022	2021
OPERATING ACTIVITIES		
Net Income	$ (83,509.89)	$ (11,983.75)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)	(3,989.03)	(875.73)
Inventory	15,262.56	(29,602.00)
Credit Card	10,247.80	1,784.46
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	21,521.33	(28,693.27)
Net cash provided by operating activities	**(61,988.56)**	**(40,677.02)**
FINANCING ACTIVITIES		
Loan from J Coleman	651.00	614.16
SBA Loan	112,947.29	
Capital	(1,240.60)	101,385.51
Net cash provided by financing activities	**112,357.69**	**101,999.67**
Net cash increase for period	**50,369.13**	**61,322.65**

HADLEY GAMBLE LLC dba MADLY HADLEY
Notes to the Financial Statements
Fiscal Years Ended December 31, 2022 and 2021

1. ORGANIZATION AND PURPOSE

Hadley Gamble LLC (the "Company"), is an LLC organized under the laws of the State of California. The Company is in the business of selling cosumer packaged goods.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

b) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2022 and December 31, 2021, the Company's cash positions include its operating bank account.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.